SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

Table of Contents

1.                                                   Press Release of October 19, 2004

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,

Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.

close to settlement of its EU competition investigation

Athens, Greece - 19 October 2004 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) today made the following announcement:

Over the past five years, the Directorate General for Competition of the European Commission has been conducting an investigation into commercial practices of The Coca-Cola Company and bottlers in Austria, Belgium, Denmark, Germany and Great Britain.  In the last few months Coca-Cola HBC took part in a dialogue with the European Commission to identify and address the commercial practices under review by the Commission.  Coca-Cola HBC along with The Coca-Cola Company and other bottlers who have participated in this dialogue recently submitted a proposal in the form of a draft Undertaking that addresses all such practices in the European Union.

The European Commission today announced that it has accepted this Undertaking as a basis for terminating its investigation.  The Commission also advised that it intends to formalize the Undertaking as a legally binding commitment pursuant to new provisions in Regulation (EC) No 1/2003 which has recently come into force. The Undertaking will potentially apply in 27 European Economic Area countries and in all channels of distribution where The Coca-Cola Company-branded carbonated soft drinks account for over 40% of national sales and twice the nearest competitor’s share.  The commitments relate broadly to exclusivity, percentage-based purchasing commitments, transparency, target rebates, tying, assortment or range commitments and agreements concerning products of other suppliers.

In addition to these commitments, the Undertaking will apply to shelf space commitments in agreements with take-home customers, to financing and availability agreements in the on-premise channel and to commercial arrangements concerning the installation and use of technical equipment (i.e., coolers, fountain equipment, and vending machines).

Doros Constantinou, Managing Director of Coca-Cola HBC said: “We are happy that we have been able to reach an agreement with the Commission.  We have always sought to compete fairly and in compliance with the law.  The Undertaking will provide clarity as to the application of European competition law to our business.”

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel: (+30) 210 618 3100, Fax: (+30) 210 6195 514 www.coca-colahbc.com

INQUIRES

Company Contacts: Coca-Cola HBC – Investor Relations Melina Androutsopoulou Theodore Varelas Thalia Chantziara	Tel: +30 210 618 3100 e-mail: investor.relations@cchbc.com

European Press Contact: Financial Dynamics Athens Alastair Hetherington	Tel: (+30) 210 725 8194 Mobile: (+30) 694 775 2284 e-mail: alastair.hetherington@fd.com

US Press Contact: Financial Dynamics US Jim Olecki	Tel: +1 212 850 5600 e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson
Name: Jan Gustavsson Title: General Counsel & Company Secretary

Date: October 28, 2004